As Filed with the Securities and
Exchange Commission on June 12, 2003.              Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts


                                 METOREX LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                            Republic of South Africa
            (Jurisdiction of incorporation or organization of issuer)
                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      48 Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1727
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                              New York, N.Y. 10286
                            Telephone (212) 815-2129
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

  Alejandro E. Camacho                                     Camille Abousleiman
 Clifford Chance US LLP                                   Louise Roman Bernstein
   200 Park Avenue                                         Dewey Ballantine LLP
New York, New York 10166                                       1 Undershaft
                                                             London EC3A 8LP
                                                              United Kingdom

         It is proposed that this filing become effective under Rule 466
                             [_] immediately upon filing
                             [_] on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares, check the following box. [_]



                                                    CALCULATION OF REGISTRATION FEE
============================================= =================== ===================== ===================== ======================
            Title of each class of                  Amount          Proposed maximum      Proposed maximum          Amount of
         Securities to be registered           to be registered    aggregate price per   aggregate offering     registration fee
                                                                        unit (1)              price (1)
--------------------------------------------- ------------------- --------------------- --------------------- ----------------------

American Depositary Shares evidenced by           50,000,000           U.S. $ 0.05       U.S. $ 2,500,000.00      U.S. $202.25
American Depositary Receipts, each American        American
Depositary Share evidencing one ordinary       Depositary Shares
share in registered form, par value of  ten
South African cents each, of Metorex Limited
(the "Shares").
=============================================== =================== ===================== ===================== ====================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the commission, acting pursuant to said Section 8(a), may determine.

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit (a) to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of Securities to Be Registered


                              CROSS REFERENCE SHEET

               Item Number and Caption                                    Location in Form of
                                                                  Receipt Filed Herewith as Prospectus

(1)  Name and address of depositary                            Introductory Article

(2)  Title of American Depositary Receipts and                 Face of American Depositary Receipt, top center
     identity of deposited securities

     Terms of Deposit:

     (i)   The amount of deposited securities                  Face of Receipt, upper right corner
           represented by one unit of American
           Depositary Receipts

     (ii)  The procedure for voting, if any, the               Articles number 15 and 16
           deposited securities

     (iii) The collection and distribution of                  Articles number 12, 14 and 15
           dividends

     (iv)  The transmission of notices, reports and            Articles number 11, 15 and 16
           proxy soliciting material

     (v)   The sale or exercise of rights                      Articles number 13

     (vi)  The deposit or sale of securities resulting         Articles number 12 and 17
           from dividends, splits or plans of
           reorganization

     (vii) Amendment, extension or termination                 Articles number 20 and 21
           of the deposit

     (viii)Rights of holders of Receipts to inspect            Article number 11
           the transfer  books of the depositary
           and the list of holders of Receipts

     (ix)  Restrictions upon the right to deposit or           Articles number 2, 3, 4, 5, 6 and 8
           withdraw the underlying securities

     (x)   Limitation upon the liability of the                Articles number 13 and 18
           depositary

(3)  Fees and Charges                                          Article number 7

Item 2.  Available Information

Statement   that   Metorex   Limited   furnishes   the         Article number 11
Commission  with certain  public reports and documents
required   by   foreign   law   or   otherwise   under
Rule 12g3-2(b)  under the  Securities  Exchange Act of
1934  and  that  such  reports  can  be  inspected  by
holders of American  Depositary Receipts and copied at
public   reference   facilities   maintained   by  the
Commission in Washington, D.C.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of June ___, 2003, among Metorex Limited (the "Company"), The Bank of New York (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.

     (d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) The Depositary undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 12, 2003.

                         Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value of ten (10) South African cents each, of Metorex Limited

                         By:  THE BANK OF NEW YORK,
                               as Depositary



                         By: /s/ Anthony Moro
                            ------------------------------------
                            Name:  Anthony Moro
                            Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, METOREX LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in South Africa, as of June 12, 2003.

                             By: METOREX LIMITED



                             By: /s/ Anthony Simon Malone
                                ------------------------------------
                                Name:  Anthony Simon Malone
                                Title: Executive Chairman

     Each of the undersigned hereby constitutes and appoints Anthony Simon Malone his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of June 12, 2003.

Name                                              Title
   /s/ Anthony Simon Malone
---------------------------------------
Name:  Anthony Simon Malone                       Executive Chairman

   /s/ Charles Denby Stockton Needham
---------------------------------------
Name:  Charles Denby Stockton Needham             Financial Director

   /s/ Keith Cousens Spencer
---------------------------------------
Name:  Keith Cousens Spencer                      Operations Director

   /s/ Hans Christian Qvist
---------------------------------------
Name:  Hans Christian Qvist                       Non-Executive Director

   /s/ Jan A. Vestrum
---------------------------------------
Name:  Jan A. Vestrum                             Non-Executive Director


---------------------------------------
Name:  Alistair John Laughland                    Non-Executive Director

   /s/ Alberto Barrenechea
---------------------------------------
Name:  Alberto Barrenechea                        Non-Executive Director


---------------------------------------
Name:  Alfred Ernest Grey Trollip                 Non-Executive Director
   /s/ Anthony Moro
---------------------------------------
Name: Anthony Moro                                Authorized U.S. Representative

                                INDEX TO EXHIBITS



Exhibit                                                             Sequentially
Number                                                             Numbered Page

(a) Deposit Agreement (including the form of American Depositary Receipt), dated as of June ___, 2003, among the Company, the Depositary and all owners and beneficial owners from time to time of ADRs issued thereunder.

(d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.